As filed with the Securities and Exchange Commission on November 29, 2001


                                                      Registration No. 333-57442
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                                AMENDMENT NO. 6

                                      TO
                                  FORM S-3/A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        WEBB INTERACTIVE SERVICES, INC.
            (Exact name of registrant as specified in its charter)


                                   Colorado
        (State or other jurisdiction of incorporation or organization)

                                  84-1293864
                     (I.R.S. Employer Identification No.)

                            1899 Wynkoop, Suite 600
                            Denver, Colorado  80202
                                (303) 296-9200
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               William R. Cullen
                        Webb Interactive Services, Inc.
                            1899 Wynkoop, Suite 600
                            Denver, Colorado  80202
                                (303) 296-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. [_] _________________________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. [_] ________________________________________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

                                                                                      Proposed
 Title of each class                                      Proposed                     maximum
 of securities to be          Amount to be            Maximum offering           aggregate offering                   Amount of
      registered               registered            price per unit (1)               price (1)                   registration fee
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock, no           2,616,220(2)(3)                $1.75                     $4,578,385                      $2,260.55*
 par value

* Previously paid by Webb Interactive Services, Inc., based on 5,166,979 shares originally sought to be registered by the registrant.

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C as of the close of the market on March 20, 2001.
(2) Common stock issuable by Webb: (i) upon the conversion of series B-2 convertible preferred stock (180,082 shares); (ii) upon the conversion of series C-1 convertible preferred stock (1,000,000 shares); (iii) upon the conversion of outstanding promissory notes in the principal amount of $1,932,193 (613,867 shares); and (iv) upon the exercise of stock purchase warrants (821,991 shares). The amount of shares being registered also includes 280 shares of common stock currently held by the selling shareholder. The shares include any additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3) Does not include 159,010 shares of common stock previously registered by the registrant on registration statement on Form S-3, Registration No. 333-87887. The registration fee for these 159,010 shares was previously paid by Webb Interactive Services, Inc. These 159,010 shares are being offered pursuant to the prospectus which is part of this registration statement pursuant to Rule 429 of Regulation C.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 29, 2001          PROSPECTUS


                        WEBB INTERACTIVE SERVICES, INC.

     This is a public offering of a maximum of 2,775,230 shares of common stock of Webb Interactive Services, Inc., including 2,774,950 shares which are reserved for issuance under convertible preferred stock, convertible promissory notes and upon the exercise of stock purchase warrants. All of the shares are being offered for sale by Castle Creek Technology Partners LLC. We will not receive any of the proceeds from the offer and sale of the common stock.

     The Nasdaq National Market lists our common stock under the symbol WEBB.

     Investing in our common stock involves risks. You should not purchase our common stock unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 2 of this prospectus.

     Because Castle Creek Technology Partners LLC will offer and sell the shares at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to Castle Creek Technology Partners LLC.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.



               The date of this prospectus is November __, 2001

                        WEBB INTERACTIVE SERVICES, INC.

     Webb is the founder and the majority stockholder of Jabber, Inc., a company in the early stages of building a business around commercializing open-source instant messaging software products and services. We formed Jabber, Inc. in February 2000 to commercialize the Jabber.org instant messaging system begun in 1998 by Jeremy Miller, the founder of this open-source movement. We became the commercial sponsor of the Jabber.org open-source movement in September 1999 when Mr. Miller began his employment with us.

     Before October 16, 2001, we were also engaged in developing software products and services designed to assist small businesses in developing, maintaining and strengthening local buyer-seller relationships. This business was terminated on October 16, 2001 as we were unable to obtain financing for this business on acceptable terms and market conditions for these products and services were continuing to develop at a slower rate than we had anticipated.


     Our business plan for Jabber, Inc. includes developing strategic relationships with companies who have a long-term interest in the development of products and services utilizing instant messaging. Under a July 17, 2001 stock purchase agreement with Jabber and us, France Telecom Technologies Investissements has acquired approximately 22% of Jabber for an investment of $5 million and may acquire another 7% of Jabber for an additional $2 million. On October 31, 2001, we owned approximately 71% of Jabber.

     We were incorporated under the laws of Colorado on March 22, 1994. Our executive offices are located at 1899 Wynkoop, Suite 600, Denver, Colorado 80202, telephone number (303) 296-9200.

                              RECENT DEVELOPMENTS

     On October 16, 2001, we terminated our AccelX local commerce business, granted a license for software used in this business to Nextron Communications, Inc. for a license fee of $1 million and sold assets used in this business to Nextron Communications for an initial purchase price of $500,000. If Nextron Communications completes a financing for at least $2 million by January 31, 2002, it will pay us an additional $750,000 for these assets. If the financing transaction is not completed by January 31, 2002, but is completed by June 30, 2002, then Nextron Communications will pay us an additional $350,000 for the assets. If the financing transaction is not completed by June 30, 2002, then we will not receive any additional consideration for the assets. We have recorded a loss of $1,020,000 because of the sale and termination of the AccelX business, primarily due to non-cash expenses for impairment losses for goodwill and intangible assets resulting from the acquisition of Update Systems, Inc. in 2000. Any additional consideration will be recorded when payment is assured.

     We reduced the number of our employees by 16 in connection with the termination of the AccelX business. Thirteen of these employees, including Perry Evans, our chief executive officer and a director, and Susan Dalton, vice president of AccelX operations, were hired by Nextron Communications. Mr. Evans resigned as our chief executive officer, president and as a director, but continues to serve as a director of our Jabber, Inc. subsidiary. Nextron Communications has agreed to sublease for up to one year approximately 3,500 square feet in our corporate offices in Denver, Colorado for approximately $10,000 per month. At October 31, 2001, we employed 48 persons, including nine administrative and support personnel employed by Webb and 39 persons employed by Jabber, Inc.

                                 RISK FACTORS

     Our independent public accountants have indicated that we may not have sufficient cash to fund future losses from operations. In the report issued by our independent public accountants accompanying our financial statements for the year ended December 31, 2000, they indicated there was substantial doubt about our ability to continue as a going concern. Their report notes that, among other factors affecting our ability to continue as a going concern, we have incurred significant and recurring losses from operations and our operations have used substantial amounts of cash. These losses are expected to continue and we will require additional capital to fund these operating losses. The availability of additional capital is uncertain. Our financial statements have been prepared assuming that we will continue as a going concern and may be of limited utility to an investor because they do not include any adjustments relating to the recoverability and classification asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

     Our limited operating history makes it difficult to evaluate our business. We were founded in March 1994 and began sales in February 1995. Subsequently, our business model has changed periodically to reflect changes in technology and markets. We have a limited operating history for our current business model upon which you may evaluate us. Our business is subject to the risks, exposures and difficulties frequently encountered by early-stage companies with a limited operating history including:

     .    Limited ability to respond to competitive developments;
     . Exaggerated effect of unfavorable changes in general economic and market conditions;
     . Limited ability to adjust our business plan to address marketplace and technological changes; and
     .    Difficulty in obtaining operating capital.

     We expect to incur net losses into 2003. We have incurred net losses since we began our business totaling approximately $113.1 million through September 30, 2001, including approximately $59.7 million of non-cash expenses. We expect to incur additional substantial operating and net losses in 2001 and 2002, and do not expect to achieve positive cash flow from operations until at least 2003. We expect to incur these additional losses because:

     . We intend to incur capital expenditures and operating expenses in excess of revenues of more than $2 million during the fourth quarter of 2001 and the year 2002 to cover the increasing activities of Jabber, Inc.;

     . We expect to spend more than $1.5 million during the fourth quarter of 2001 and the year 2002 to finance operating expenses besides those for Jabber, Inc.; and

     . We may continue to incur significant non-cash expenses due to financing and other equity-based transactions. The current competitive business and capital environments likely will result in our issuance of similar securities in future financing transactions.

     If we are unable to raise additional working capital, we may not be able to sustain our operations. Because our present cash and cash equivalents, working capital and commitments for additional equity investments will, based on current estimates, be adequate to sustain operations for Jabber, Inc. only until February 2002 and for our other operations until January 2002, we will need to obtain additional capital to fund our business. Operating expenses for Jabber, Inc. currently exceed revenues by approximately $300,000 per month. Operating expenses for our corporate activities, to be funded separately from those for Jabber, Inc., are expected to be approximately $1 million per year and we have outstanding payables of approximately $800,000 and a convertible note payable for approximately $2 million due in August 2002, which are also to be funded separately from Jabber, Inc. There is no assurance that we will be able to raise additional funds in amounts required or upon acceptable terms. If we cannot raise additional funds when needed, we may be required to curtail or scale back our operations or sell some of our assets.


     We may not earn revenues sufficient to remain in business. Our ability to become profitable depends on whether we can sell our products and services for more than it costs to produce and support them. Our future sales also need to provide sufficient margin to support our ongoing operating activities. The success of our revenue model will depend upon many factors including:

     . The extent to which consumers and businesses use our products and services; and
     . The success of our distribution partners in marketing their products and services.

     Because of the new and evolving nature of the Internet, the early stage of our Jabber products and our limited operating history, we cannot predict whether our revenue model will prove to be viable, whether demand for our products and services will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable.

     If the Internet does not develop into a significant source of business-related communication, then our business will not be successful. Our business plan assumes that the Internet will develop into a significant source of business-related communication and communication interactivity. However, the Internet market is new and rapidly evolving and there is no assurance that the Internet will develop in this manner. If the Internet does not develop in this manner, our business may not be successful.

     We must continually develop new products which appeal to our customers. Our products are subject to rapid obsolescence and our future success will depend upon our ability to develop new products and services that meet changing customer and marketplace requirements. There is no assurance that we will be able to successfully:

     .    Identify new product and service opportunities; or
     . Develop and introduce new products and services to market in a timely manner.

     Even if we are able to identify new opportunities, our working capital constraints limit our ability to pursue them. If we are unable to identify and develop and introduce new products and services on a timely basis, demand for our products and services will decline.

     We must identify and develop markets for our products and services. A suitable market for our products and services may not develop or, if it does develop, it may take years for the market to become large enough to support significant business opportunities. Even if we are able to successfully identify, develop, and introduce new products and services there is no assurance that a suitable market for these products and services will materialize. The following factors could affect the success of our products and services and our ability to address sustainable markets:

     . The failure of our business plan to accurately predict the types of products and services the future Internet marketplace will demand;
     . Our limited working capital may not allow us to commit the resources required to adequately support the introduction of new products and services;
     . The failure of our business plan to accurately predict the estimated sales cycle, price and acceptance of our products and services; or
     . The development by others of products and services that makes our products and services noncompetitive or obsolete.

     There is a lot of competition in the Internet market which could hurt our revenues or cause our expenses to increase. Our current and prospective competitors include many companies, including Microsoft, Inc. and AOL Time Warner, Inc., whose financial, technical, marketing and other resources are substantially greater than ours. We may not have the financial resources, technical expertise or marketing, sales and support capabilities to compete successfully. The presence of these competitors in the Internet marketplace could hurt our business by causing us to:

     .    Reduce the average selling price of our products and services; or
     .    Increase our spending on marketing, sales and product development.

     We may not be able to offset the effects of price reductions or increases in spending. Further, our financial condition may put us at a competitive disadvantage relative to our competitors.

     It usually takes a long time and significant expense before we are able to make a sale of our products and services to a customer. While our sales cycle varies from customer to customer, it is long, typically ranging from two to six months or more, and unpredictable. Our pursuit of sales leads typically involves an analysis of our prospective customer's needs, preparation of a written proposal, one or more presentations and contract negotiations. We often provide significant education to prospective customers about the use and benefits of our Internet technologies and services. Our sales cycle may also be affected by a prospective customer's budgetary constraints and internal acceptance reviews, over which we have little or no control.

     Offering proprietary products based on the Jabber.org open-source movement may jeopardize our relationship with open-source communities. An important element of the business model for our Jabber, Inc. subsidiary is based upon Jabber's ability to offer proprietary products compatible with Jabber.org open-source instant messaging systems. A key element of open-source software development movements is that the software and its code be offered to other developers and users free, provided that anyone who makes an improvement or modification to the software and who intends to commercialize the improvement or modification, makes them available for free to the community and other users. If the Jabber.org open-source community or other open-source communities withdraw their support for either Jabber, Inc. or Jabber instant messaging products, demand for Jabber instant messaging products will likely decline.

     We may be unable to reduce our expenses if sales do not occur as expected. Because of our limited operating history, we do not have historical financial data for a sufficient number of periods on which to base planned operating expenses. Our expense levels are based in part on our expectations of future sales and to a large extent are fixed. We typically operate with little backlog and the sales cycles for our products and services may vary significantly. We may be unable to adjust spending in a timely manner to compensate for any unexpected sales shortfalls. If we were unable to so adjust, any significant shortfall of demand for our products and services in relation to our expectations would result in operating losses or reduced profitability. Further, we intend to incur significant capital expenditures and operating expenses to fund the operations of our Jabber, Inc. subsidiary. If these expenditures are not subsequently followed by increased sales with substantial margin, then we will need to raise additional capital to stay in business.

     An investment in our common stock is risky because the price of our stock is highly volatile. Our common stock closed as high as $6.25 per share and as low as $0.50 per share between January 1, 2001 and October 31, 2001. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price and volume fluctuations. Some of the factors leading to this volatility include:

     . Price and volume fluctuations in the stock market at large that do not relate to our operating performance;
     .    Fluctuations in our quarterly revenue and operating results; and
     . Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

     These factors may continue to affect the price of our common stock in the future.

     We have issued numerous options, warrants, and convertible securities to acquire our common stock that could have a dilutive effect on our shareholders. As of October 31, 2001, we had issued warrants and options to acquire approximately 5,429,410 shares of our common stock, exercisable at prices ranging from $0.65 to $58.25 per share, with a weighted average exercise price of approximately $4.46 per share. We had also reserved 1,952,959 shares of common stock for issuance upon conversion of our 10% convertible notes and series B-2 and C-1 convertible preferred stock. During the terms of these derivative securities, the holders will have the opportunity to profit from an increase in the market price of our common stock with resulting dilution to the holders of shares who purchased shares for a price higher than the applicable exercise or conversion price. The increase in the outstanding shares of our common stock because of the exercise or conversion of these derivative securities could result in a significant decrease in the percentage ownership of our common stock by current and future holders of our common stock.

     The significant number of shares issuable upon conversion of our convertible securities could make it difficult to obtain additional financing. 1,952,959 shares of our common stock may be issued if our 10% notes and series B-2 and C-1 convertible preferred stock are converted. This number could increase due to future financings. Due to this significant potential increase in the number of our outstanding shares of common stock, new investors may either decline to make an investment in Webb due to the potential negative effect this additional dilution could have on their investment or require that their investment be on terms at least as favorable as the terms of the notes or convertible preferred stock. If we are required to provide similar terms to obtain required financing in the future, the onerous terms and significant dilution of these financings could be perpetuated and significantly increased. The current price of our common stock may make it difficult to raise capital because of the terms of the notes and the convertible preferred stock. Issuances of common stock below prices specified in the notes and the convertible preferred stock would result in substantial additional shares being issued to holders of these securities, causing substantial dilution to other shareholders. For example, if we were required to raise operating capital at current market prices for our common stock, the number of shares issuable upon conversion of these securities could increase to more than 6,000,000 shares.

     Future sales of our common stock in the public market could depress the price of our common stock. Actual or potential future sales of substantial amounts of common stock in the public market could depress the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recoup their investment or make a profit. As of October 31, 2001, these shares consist of:

     . Up to 1,952,959 shares issuable upon conversion of the 10% convertible notes and series B-2 and C-1 preferred stock; and
     .    Approximately 5,429,410 shares issuable to warrant and option holders.

     Future sales of our common stock in the public market could limit our ability to raise capital. Actual or potential future sales of substantial amounts of our common stock in the public by our officers and directors, and upon exercise or conversion of derivative securities could affect our ability to raise capital through the sale of equity securities.

     The trading volume of our common stock may diminish significantly if our common stock is delisted from the Nasdaq National Market. Although our shares are traded on the Nasdaq National Market, there is no assurance that they will remain eligible to be included on Nasdaq. At October 31, 2001, we failed to meet either the tangible net worth or minimum stock price requirements for continued listing on the Nasdaq stock market system. On November 13, 2001, we received a determination from Nasdaq that we are subject to delisting. We have filed a notice of appeal of this determination. A hearing before the Nasdaq Listing Qualifications Panel to consider our appeal is scheduled for on January 10, 2002. If our common stock was no longer eligible for quotation on Nasdaq, it could become subject to rules adopted by the Securities and Exchange Commission, regulating broker/dealer practices in transactions in low-priced stocks. If our common stock became subject to the penny stock rules, many brokers may be unwilling to engage in transactions in our common stock because of the added regulation, making it more difficult for purchasers of our common stock to dispose of their shares.


     The issuance of convertible securities has resulted in significant non-cash expenses which has increased significantly our net loss applicable to common shareholders. We recorded a non-cash expense of approximately $2.9 million as additional interest expense for the nine months ended September 30, 2001 due to the issuance of our 10% convertible notes in 1999. We also recorded a $2.9 million non-cash expense for the nine months ended September 30, 2001 for preferred dividends due to the terms of our series C-1 issued during the first quarter of 2001 and B-2 preferred stock issued during the first quarter of 2000. We may incur significant additional non-cash expenses due to future financings.

                       PARENT ONLY FINANCIAL INFORMATION

     The stock purchase agreement under which France Telecom Technologies Investissements made an investment in our Jabber, Inc. subsidiary requires that these investment proceeds be used only by Jabber and that they may not be used to fund any of our other business activities. We believe that financial information for Webb on a stand-alone basis could be beneficial to an investor's understanding of Webb. Based on Jabber's capital structure, corporate governance structure and Webb's voting rights, Webb has concluded that it controls Jabber and has consolidated it in the accompanying financial statements.

                    CONDENSED CONSOLIDATING BALANCE SHEETS

                           AS OF SEPTEMBER 30, 2001
                                  (UNAUDITED)

                                                                 WEBB            JABBER        ELIMINATIONS         CONSOLIDATED
                                                            -------------     ------------     ------------        --------------
                        ASSETS
Current assets:
  Cash and cash equivalents                                 $      63,966     $  1,852,109      $         -        $    1,916,075
Restricted cash                                                   475,000                -                -               475,000
Accounts receivable, net                                                -          191,535                -               191,535
  Prepaid expenses                                                118,993           20,734                -               139,727
    Notes receivable and accrued interest from
     Company officers                                             178,498                -                -               178,498
  Intercompany receivable                                               -           30,867          (30,867) (A)                -
  Short-term deposits and other current assets                      6,106                -                                  6,106
                                                            -------------     ------------      -----------        --------------
    Total current assets                                          842,563        2,095,245          (30,867)            2,906,941
 Investment in subsidiary                                      (2,284,553)               -        2,284,553  (B)                -
 Property and equipment, net                                    1,535,667          302,639                -             1,838,306
Intangible assets, net                                                  -        1,117,167                -             1,117,167
Deferred financing costs                                          334,931                -                -               334,931
Other assets                                                       46,362                                                  46,362
Long-term assets in discontinued operations                     1,436,000                -                -             1,436,000
                                                            -------------     ------------      -----------        --------------
    Total assets                                            $   1,910,970     $  3,515,051      $ 2,253,686        $    7,679,707
                                                            =============     ============      ===========        ==============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of 10% convertible note payable,
 net                                                        $   1,814,421     $          -      $         -        $    1,814,421
Short-term notes payable, net                                     332,131                -                -               332,131
Convertible note payable and accrued interest
 payable                                                                -          102,134                -               102,134
  Capital leases payable                                          117,915                -                -               117,915
  Accounts payable and accrued liabilities                      1,045,035          258,192           40,812  (A)        1,344,039
  Accrued salaries and payroll taxes payable                      224,861          392,520                -               617,381
  Accrued interest payable                                         51,840                -                -                51,840
  Intercompany payable                                             71,679                -          (71,679) (A)                -
  Customer deposits and deferred revenue                                -          107,770                -               107,770
  Current liabilities in discontinued operations, net             277,280                -                -               227,280
                                                            -------------     ------------      -----------        --------------
    Total current liabilities                                   3,935,162          860,616          (30,867)            4,764,911
Commitments and contingencies
Minority interest in subsidiary                                         -                -        5,713,989  (C)        5,713,989
Stockholders' equity
  Series C-1 convertible preferred stock                        2,450,000                -                -             2,450,000
  Series B-2 convertible preferred stock                          419,733                -                -               419,733
  Series A convertible preferred stock                                  -        4,400,000       (4,400,000) (C)                -
  Series B convertible preferred stock                                  -        4,938,989       (4,938,989) (C)
  Series C convertible preferred stock                                  -        8,131,600       (8,131,600) (C)                -
  Common stock                                                 92,558,830          564,627         (564,627) (C)       92,558,830
  Warrants and options                                         14,888,853           30,000                -            14,918,853
  Deferred compensation                                           (18,739)         (37,200)          37,200  (D)          (18,739)
  Accumulated other comprehensive losses                           (3,986)               -                -                (3,986)
  Accumulated deficit                                        (112,318,883)     (15,373,581)      14,568,580  (E)     (113,123,884)
                                                            -------------     ------------      -----------        --------------
              Total stockholders' equity                       (2,024,192)       2,654,435       (3,429,436)           (2,799,193)
                                                            -------------     ------------      -----------        --------------
              Total liabilities and stockholders' equity    $   1,910,970     $  3,515,051      $ 2,253,686        $    7,679,707
                                                            =============     ============      ===========        ==============

               CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                     NINE MONTHS ENDED SEPTEMBER 30, 2001
                                  (UNAUDITED)

                                                           WEBB            JABBER        ELIMINATIONS        CONSOLIDATED
                                                       ------------     ------------     ------------        ------------
Net revenues                                           $          -     $    503,212     $          -        $    503,212
Cost of revenues                                                  -          665,019                -             665,019
                                                       ------------     ------------     ------------        ------------
   Gross margin                                                   -         (161,807)               -            (161,807)
                                                       ------------     ------------     ------------        ------------

Operating expenses:
   Sales and marketing expenses                                   -          739,209                -             739,209
   Product development expenses                                   -        2,172,192                -           2,172,192
   General and administrative expenses                    2,719,736        1,808,240                -           4,527,976
   Depreciation and amortization                            433,489        1,241,581                -           1,675,070
                                                       ------------     ------------     ------------        ------------
                                                          3,153,225        5,961,222                -           9,114,447
                                                       ------------     ------------     ------------        ------------
   Loss from operations                                  (3,153,225)      (6,123,029)               -          (9,276,254)

Interest income                                             102,258           16,712                -             118,970
Loss from subsidiary                                     (5,959,029)               -        5,959,029  (F)              -
Gain on disposal of property and equipment                    1,330                -                -               1,330
Gain on sale of Jabber securities                           775,000                          (775,000) (H)              -
Other income (loss)                                          24,368           (2,452)               -              21,916
Interest expense                                         (3,063,183)         (43,361)               -          (3,106,544)
                                                       ------------     ------------     ------------        ------------

Loss form continuing operations                         (11,272,481)      (6,152,130)       5,184,029         (12,240,582)

Loss from discontinued operations                        (6,725,968)               -                -          (6,725,968)
                                                       ------------     ------------     ------------        ------------

Net loss before minority interest                       (17,998,449)      (6,152,130)       5,184,029         (18,966,550)

Minority interest in losses of subsidiary                         -                -          251,090  (G)        251,090
                                                       ------------     ------------     ------------        ------------

Net loss                                                (17,998,449)      (6,152,130)       5,435,119         (18,715,460)

Preferred stock dividends                                         -         (318,490)         260,501  (I)        (57,989)
Accretion of preferred stock to redemption value         (2,856,627)               -                -          (2,856,627)
                                                       ------------     ------------     ------------        ------------
Net loss applicable to common stockholders             $(20,855,076)    $ (6,470,620)    $  5,695,620        $(21,630,076)
                                                       ============     ============     ============        ============

                    CONSOLIDATING STATEMENTS OF CASH FLOWS

                     NINE MONTHS ENDED SEPTEMBER 30, 2001
                                  (UNAUDITED)

                                                                WEBB            JABBER        ELIMINATIONS        CONSOLIDATED
                                                            ------------      -----------    --------------      --------------
Cash flows from operating activities:
  Net loss                                                   $(17,998,449)     $(6,152,130)     $ 5,435,119        $(18,715,460)
  Adjustments to reconcile net loss to net cash used
       in operating activities:
    Depreciation expense                                          853,565           84,696                -             938,261
    Amortization expense                                        1,503,637        1,156,885                -           2,660,522
    Impairment loss                                             1,019,301                -                -           1,019,301
    Gain on sale of Jabber securities                            (775,000)                          775,000   (H)             -
    Loss in subsidiary                                          5,959,029                -       (5,959,029)  (F)             -
    Minority interest in losses of subsidiary                           -                -         (251,090)  (G)      (251,090)
    Stock and stock options issued for services                   366,105          261,090                -             627,195
    Loss on sale and disposal of property and equipment            (1,330)               -                -              (1,330)
    Bad debt expense                                               40,373           26,700                -              67,073
    Accrued interest payable on convertible note payable
                                                                        -           43,134                -              43,134
    Accrued interest income on notes receivable                   (10,054)               -                -             (10,054)
    Interest expense on 10% convertible note from
       beneficial conversion feature                            2,394,234                -                -           2,394,234
    Notes payable issued for interest on 10% convertible
       note payable                                                 9,809                -                -               9,809
    Amortization of 10% convertible note payable discount         118,155                -                -             118,155
    Amortization of short-term notes payable discount               7,869                -                -               7,869
    Amortization of 10% convertible note payable
       financing costs                                            337,394                -                -             337,394
  Changes in operating assets and liabilities:
    Decrease in restricted cash                                    50,000                -                -              50,000
    (Increase) decrease in accounts receivable                    194,803          (65,966)               -             128,837
    (Increase) decrease in prepaid expenses                        53,376           (7,829)               -              45,547
    Decrease in short-term deposits and other assets              371,000                -                -             371,000
    (Decrease) increase in accounts payable and
       accrued liabilities                                        253,025         (138,914)               -             114,111
    (Decrease) increase in accrued salaries and payroll
       taxes payable                                             (504,342)          71,135                -            (433,207)
    Decrease in accrued interest payable                          (11,175)               -                -             (11,175)
    (Decrease) increase in customer deposits and
       deferred revenue                                          (111,376)         107,770                -              (3,606)
                                                             ------------      -----------    -------------       -------------
    Net cash used in operating activities                      (5,880,051)      (4,613,429)               -         (10,493,480)
                                                             ------------      -----------    -------------       -------------
Cash flows from investing activities:
  Proceeds from the sale of property and equipment                 22,293                -                -              22,293
  Cash advances to subsidiary or parent                        (2,327,770)               -        2,327,770   (A)             -
  Purchase of property and equipment                              (75,159)        (123,562)               -            (198,721)
  Collection of (advance for) notes receivable from
    Company officers                                               30,000                -                -              30,000
                                                             ------------      -----------    -------------       -------------
    Net cash used in investing activities                      (2,350,636)        (123,562)       2,327,770            (146,428)
                                                             ------------      -----------    -------------       -------------
Cash flows from financing activities:
  Payments on capital leases                                     (109,961)               -                -            (109,961)
  Cash investment from Webb                                             -        2,327,770       (2,327,770)  (A)             -
  Proceeds from exercise of stock options and warrants             24,219                -                -              24,219
  Proceeds from short-term notes payable                          340,000                -                -             340,000

  Proceeds from issuance of convertible note payable                    -        2,500,000                -           2,500,000
  Proceeds form sale of Jabber securities                         775,000        1,750,000                -           2,525,000
  Proceeds from issuance of series C-1 preferred stock
    and warrant                                                 2,500,000                -                -           2,500,000
  Short-term notes payable financing costs                        (21,000)               -                              (21,000)
  Preferred stock cash offering costs                             (50,000)               -                -             (50,000)
                                                             ------------      -----------    -------------       -------------
    Net cash provided by financing activities                   3,458,258        6,577,770       (2,327,770)          7,708,258
                                                             ------------      -----------    -------------       -------------
Net (decrease) increase in cash and cash equivalents           (4,772,429)       1,840,779                -          (2,931,650)
Effect of foreign currency exchange rate changes on
  cash                                                             (5,357)               -                -              (5,357)
Cash in discontinued operations                                    (3,604)               -                -              (3,604)
Cash and cash equivalents, beginning of period                  4,845,356           11,330                -           4,856,686
                                                             ------------      -----------    -------------       -------------
Cash and cash equivalents, end of period                     $     63,966      $ 1,852,109     $          -        $  1,916,075
                                                             ============      ===========    =============       =============

Eliminating Entries:


(A) Eliminate inter-company receivable and payable and cash invested by Webb in Jabber


(B)  Eliminate Webb's investment in Jabber

(C) Eliminate Jabber issued securities and preferred stock dividends and record minority interest for preferred stock

(D) Eliminate Jabber deferred compensation for unvested common stock granted to employees and third parties

(E) Eliminate Webb's share of Jabber's accumulated deficit and record the sale of Webb owned Jabber securities as minority interest

(F)  Eliminate Webb's share of Jabber's losses

(G) Record minority shareholders' share of Jabber's net assets calculated as the value of common stock vested during the nine months ended September 30, 2001

(H) Eliminate gain from the sale of Jabber securities owned by Webb and reflect value of securities as minority interest

(I)  Eliminate preferred stock dividends on preferred stock owned by Webb

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus and the documents incorporated by reference in this prospectus under "Webb Interactive Services, Inc." and "Risk Factors" and elsewhere constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the act. Forward-looking statements may be identified by the use of terminology such as may, will, expect, anticipate, intend, believe, estimate, should, or continue or other variations on these words or comparable terminology. Where this prospectus contains forward-looking statements, you should be aware that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in the forward-looking statements. We have attempted to identify, in context, some of the factors that we believe may cause actual future experience and results to differ from their current expectations.

                                USE OF PROCEEDS

     Castle Creek Technology Partners LLC is offering all of the shares to be sold. We will not receive any of the proceeds from the offer and sale of the shares of common stock. However, 821,991 of the shares offered by Castle Creek Technology Partners LLC are issuable upon the exercise of outstanding stock purchase warrants at exercise prices ranging from $3.75 to $9.3343 per share. If these warrants were exercised in full, we would receive gross proceeds of $3,921,402.

                              SELLING SHAREHOLDER

     The common stock covered by this prospectus consists of:

     . 180,082 shares issued upon the conversion of our series B-2 convertible preferred stock;
     . 1,000,000 shares issuable upon the conversion of our series C-1 convertible preferred stock;
     . 772,877 shares issuable upon the conversion of our 10% convertible promissory notes due August 25, 2002, in the principal amount of $1,932,193;
     . 821,991 shares issuable upon the exercise of various stock purchase warrants; and
     .    280 shares of common stock held by Castle Creek Technology Partners
          LLC.

     Castle Creek Technology Partners LLC acquired its series B-2 convertible preferred stock on September 14, 2000 in exchange for all of its series B convertible preferred stock. Castle Creek Technology Partners LLC purchased the series B convertible preferred stock from us, and a warrant to purchase 171,875 shares of common stock, for $6,250,000 on February 18, 2000. Castle Creek Technology Partners LLC acquired the series C-1 convertible preferred stock on February 28, 2001, and a warrant to purchase up to 500,000 shares of common stock, in exchange for a cash investment of $2,500,000. Castle Creek Technology Partners LLC acquired the 10% convertible promissory notes during 1999. Castle Creek Technology Partners LLC received a warrant to purchase 136,519 shares of our common stock on December 18, 1999 as part of an amendment of the terms of the promissory notes, and this warrant was adjusted by its own terms in February 2001 resulting in an additional 13,597 shares being covered by the warrant. Castle Creek Technology Partners LLC acquired the 280 shares of common stock when it converted a portion of the series B-2 convertible preferred stock that it acquired in 2000.

     The number of shares that actually may be sold will be determined by Castle Creek Technology Partners LLC. Because Castle Creek Technology Partners LLC may sell all, some or none of the shares of common stock which it holds, and because this offering is not being underwritten, no estimate can be given of the number of shares of common stock that will be held by Castle Creek Technology Partners LLC upon termination of the offering.

     The following table provides information as of October 31, 2001, about Castle Creek Technology Partners LLC, including:

     .    Its beneficial ownership of common stock; and

     .    The maximum number of shares of common stock offered.

The information presented is based on data furnished to us by Castle Creek Technology Partners LLC.

     Under the registration rights agreement, we are required to register for resale by Castle Creek Technology Partners LLC 2,775,230 shares of our common stock. This amount is based upon the number of shares:

     . Issuable upon the conversion of our series B-2 and C-1 convertible preferred stock;
     .    Issuable upon the conversion of our 10% convertible promissory notes;
     .    Issuable upon the exercise of various stock purchase warrants; and
     .    Held by Castle Creek Technology Partners LLC.

159,010 of these shares are subject to an effective registration statement filed with the Securities and Exchange Commission in February 2000. These shares are being offered by this prospectus.

     Under the terms of the convertible preferred stock, the convertible promissory notes and the warrants, each is convertible or exercisable by Castle Creek Technology Partners LLC up to that number of shares, including the number of shares of common stock owned by Castle Creek Technology Partners LLC, that would not exceed 4.99% of the then outstanding shares of our common stock as determined under section 13(d) of the Securities Exchange

Act of 1934. This limit does not include unconverted or unexercised shares under the convertible preferred stock, convertible promissory notes or the warrants. Because of this limitation, the number of shares of common stock contained in the third and fourth columns in the table below for Castle Creek Technology Partners LLC exceeds the number of shares of common stock that Castle Creek Technology Partners LLC beneficially owns under section 13(d) as of October 31, 2001. This 4.99% limit may not prevent Castle Creek Technology Partners LLC from converting all of its convertible preferred stock or the convertible promissory notes, or exercising its warrants, because Castle Creek Technology Partners LLC can convert the convertible preferred stock or the convertible promissory notes, or exercise the warrants into 4.99% of our outstanding common stock, then sell all of that stock to permit it to engage in further conversions or exercises. The 4.99% limit does not prevent Castle Creek Technology Partners LLC from selling more than 4.99% of our common stock.

                                             Shares of Common Stock Owned
                    Shares Of Common         Before Offering Plus Maximum         Maximum Number           Shares of Common
                    Stock Owned              Number of Shares Which Can Be        of Shares Offered        Stock Owned
Selling             Beneficially Before      Acquired Over the Life of            Under This               Beneficially After
Shareholder         Offering (%)             Securities Owned (%)                 Prospectus (%)           Offering (%)
------------------------------------------------------------------------------------------------------------------------------------
Castle Creek        571,743 (4.99%)          2,866,063 (20.84%)(2)                2,775,230 (20.31%)       90,833 *(3)
Technology
Partners LLC (1)

*  Less than 1%.

(1) Shares beneficially owned include 280 common shares held and 571,463 shares issuable upon conversion or exercise of outstanding securities. Castle Creek Technology Partners LLC's address is 77 West Wacker Drive, Suite 4040, Chicago, Illinois 60601. Castle Creek Technology Partners LLC beneficially owns 571,743 shares of common stock, determined under Rule 13d-3, and disclaims beneficial ownership of any shares other than these shares. Castle Creek Technology Partners LLC acquired its securities in the ordinary course of its business and at the time of its purchase of these securities, it had no understandings, directly or indirectly with any person to distribute the securities. As an investment manager under a management agreement, Castle Creek Partners, LLC may be considered to beneficially own the securities held by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims this beneficial ownership. Daniel Asher, as a managing member of Castle Creek Partners, LLC, holds the voting and dispositive powers over these securities and may be considered to be the beneficial owner. Mr. Asher disclaims this beneficial ownership.

(2)  Includes:

     . 180,082 shares issuable upon conversion of the series B-2 convertible preferred stock and assumes a conversion price of $2.50;
     . 1,000,000 shares issuable upon conversion of the series C-1 convertible preferred stock and assumes a conversion price of $2.50;
     . 772,877 shares issuable upon conversion of the 10% convertible promissory notes and assumes a conversion rate of $2.50 per share;
     . 90,833 shares issuable upon conversion of interest accruing under the 10% convertible promissory notes from July 1, 2001 through August 25, 2002, and assumes a conversion rate of $2.50 per share and that all interest is paid in additional notes;
     . 821,991 shares issuable upon the exercise of stock purchase warrants. No consideration has been given to the antidilution provisions in the warrants since any events which could cause the antidilution provisions to take effect are not known; and
     .    280 shares of common stock held by Castle Creek Technology Partners
          LLC.

(3) Assumes the sale of all shares offered for sale by this prospectus. 90,833 shares are issuable upon conversion of interest accruing under the 10% convertible promissory notes from July 1, 2001 through August 25, 2002, and assumes a conversion rate of $2.50 per share and that all interest is paid in additional notes. We are required under our February 28, 2001 agreement with Castle Creek Technologies Partners LLC to register any shares of common stock that are issued upon conversion of these notes.

                             PLAN OF DISTRIBUTION

     The sale of the shares offered by this prospectus may be made in the Nasdaq National Market or other over-the-counter markets at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

     . A block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
     . Purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus.
     . Ordinary brokerage transactions in which the broker does not solicit purchasers and transactions in which the broker does solicit purchasers.
     .    Transactions directly with a market maker.
     .    In privately negotiated transactions not involving a broker or dealer.

Each sale may be made either at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices which may be changed, or at prices related to prevailing market prices.

     Castle Creek Technology Partners LLC has a short position in shares of our common stock. Castle Creek Technology Partners LLC has confirmed to us that none of the shares covered by this registration statement will be used to cover any portion of this short position. Castle Creek Technology Partners LLC has also confirmed to us that it will not take any action to cover any portion of this short position during any period when it is engaged in a distribution of the shares under this prospectus within the meaning of Regulation M under the Securities Act of 1934.

     Brokers or dealers engaged by Castle Creek Technology Partners LLC to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately before each sale. These brokers or dealers and any other participating brokers or dealers may be determined to be underwriters within the meaning of the Securities Act of 1933. We will receive no proceeds from any resales of the shares offered by this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.


     Castle Creek Technology Partners LLC may enter into hedging transactions. Persons with whom they enter into hedging transactions may engage in short sales of our common stock. Castle Creek Technology Partners LLC may engage in short sales of our common stock and transactions involving options, swaps, derivatives and other transactions involving our securities or its investments in those securities, and may sell and deliver the shares covered by this prospectus under agreements to undertake these transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions that may resell those shares. Castle Creek Technology Partners LLC may pledge its shares to secure borrowings. Upon delivery of the shares or a default by Castle Creek Technology Partners LLC, the broker-dealer or financial institution may offer and sell the pledged shares.


     To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. The shares may not be sold in some states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

     If necessary, the specific shares of our common stock to be sold, the name of the selling shareholder, the purchase and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts will be disclosed in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration agreement as a requirement of the private placement of the series C-1 convertible preferred stock. The registration agreement requires us to register the underlying shares of our common stock under applicable federal and state securities laws, and the other shares of common stock being offered in this prospectus. The registration agreement provides for cross-indemnification of Castle Creek Technology Partners LLC and us and each party's directors, officers and controlling persons against liability for the offer and sale of the common stock, including liabilities under the Securities Act of 1933, and to contribute to payments the parties may be required to make. We have agreed to indemnify and hold harmless Castle Creek Technology Partners LLC from liability under the Securities Act of 1933.

     The rules and regulations in Regulation M under the Securities Exchange Act of 1934, provide that during the period that any person is engaged in the distribution within the meaning of Regulation M of our common stock, that person usually may not purchase shares of our common stock. Castle Creek Technology Partners LLC is subject to the rules and regulations of the Securities Act of 1933 and Securities Exchange Act of 1934 including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by Castle Creek Technology Partners LLC. The prohibition on purchases under Regulation M may include purchases to cover short positions by Castle Creek Technology Partners LLC, and the failure by Castle Creek Technology Partners LLC to cover a short position at a lender's request and purchases by the lender in the market of shares to cover such a short position may constitute an inducement to buy those shares prohibited by Regulation M. This may affect the marketability of the common stock.

     We will bear all expenses of the offering of the common stock, except that Castle Creek Technology Partners LLC will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, and the fees and disbursements of its counsel and experts.

                           DESCRIPTION OF SECURITIES

General

     Our articles of incorporation authorize our board of directors to issue 65,000,000 shares of capital stock, including 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, with rights, preferences and privileges as are determined by our board of directors.

Common Stock

     As of October 31, 2001, we had 10,886,317 shares of common stock outstanding. All outstanding shares of our common stock are fully paid and non-assessable and the shares of our common stock offered by this prospectus will be, upon issuance, fully paid and non-assessable. The following is a summary of the material rights and privileges of our common stock.


     Voting. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, and any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The vote of the holders of a majority of our common stock present and entitled to vote at a meeting, and any preferred stock present and entitled to vote at a meeting, will decide any question brought before the meeting, except when Colorado law, our articles of incorporation, or our bylaws require a greater vote and except when Colorado law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.

     Dividends. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends may be limited or prohibited by loan agreement provisions or priority dividends for preferred stock that may be outstanding.

     Preemptive Rights. The holders of our common stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

     Liquidation. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions before the payment of distributions to holders of our common stock.

Series B-2 Convertible Preferred Stock

     As of October 31, 2001, we had 450.205 shares of series B-2 convertible preferred stock outstanding. On February 18, 2000, we issued 6,250 shares of our series B convertible preferred stock and a warrant to acquire 171,875 shares of our common stock to Castle Creek Technology Partners LLC for a cash investment of $6,250,000. A similar number of series B-2 preferred stock and of an aggregate of 12,500 shares of this preferred stock. On September 14, 2000, we agreed to exchange all of the series B convertible preferred stock for 12,500 shares of series B-2 convertible preferred stock. During December 2000, all but 978 shares of the series B-2 convertible preferred stock were converted at a conversion price of $10.20408 per share into an aggregate of 11,522,000 shares of our common stock. In 2001, an additional 527.795 shares of the series B convertible preferred stock were converted at a conversion price of $2.50 per share into an aggregate of 527,795 shares of our common stock. The series B-2 convertible preferred stock does not bear dividends and does not entitle the holders to any voting rights except as required by Colorado law. The following is a summary of the material terms of the series B-2 convertible preferred stock.

     Conversion. The preferred stock is convertible into common stock unless the conversion would result in the holder being a beneficial owner of more than 4.99% of our common stock. The current conversion price is $2.50 per share.

     The conversion price is also subject to anti-dilution protection if we issue our common stock at prices less than the conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. If the conversion price is reduced, we may be required to record a charge to income.

     Redemption. The holder of the preferred stock has the right to require us to redeem its shares of preferred stock if we:

     . do not have a sufficient number of shares of our common stock available for the conversion of the preferred stock for any reason;

     . fail in any material respect to comply with the terms of the preferred stock or the purchase agreement under which the preferred stock was sold; or
     .    our common stock ceases to be quoted on the Nasdaq Stock
          Market because of any willful action or failure on our part.

The redemption price would be equal to the greater of $1,250 per share of preferred stock or the market value of the preferred stock based on the then market value for our common stock.

     Liquidation Preference. If we liquidate, dissolve or wind-up our business, whether voluntarily or involuntarily, after we pay our debts and other liabilities, the holder of the preferred stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share.

Series C-1 Convertible Preferred Stock

     On February 28, 2001, we issued 2,500 shares of our series C-1 convertible preferred stock and warrants to acquire 500,000 shares of our common stock to Castle Creek Technology Partners LLC for a cash investment of

$2,500,000. The conversion price for the series C-1 convertible preferred stock is $2.50 The series C-1 convertible preferred stock does not bear dividends and does not entitle the holder to any voting rights except as required by Colorado law.

     The following is a summary of the material terms of the series C-1 convertible preferred stock.

     Conversion. The preferred stock is convertible into common stock unless the conversion would result in the holder being a beneficial owner of more than 4.99% of our common stock. The current conversion price is $2.50 per share.

     The conversion price is also subject to anti-dilution protection if we issue our common stock at prices less than the conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. If the conversion price is reduced, we may be required to record a charge to income.

     Redemption. The holder of the preferred stock has the right to require us to redeem its shares of preferred stock if we:

     . do not have a sufficient number of shares of our common stock available for the conversion of the preferred stock for any reason;
     . fail in any material respect to comply with the terms of the preferred stock or the purchase agreement under which the preferred stock was sold; or
     . our common stock ceases to be quoted on the Nasdaq Stock Market because of any willful action or failure on our part.

The redemption price would be equal to the greater of $1,250 per share of preferred stock or the market value of the preferred stock based on the then market value for our common stock.

     Liquidation Preference. If we liquidate, dissolve or wind-up our business, whether voluntarily or involuntarily, after we pay our debts and other liabilities, the holder of the preferred stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share.

     Registration Rights. The agreement under which the series C-1 preferred stock was issued requires us to file with the Securities and Exchange Commission a registration statement for the resale of the shares issuable upon conversion of this preferred stock and the other shares of common stock being offered for sale by Castle Creek Technology Partners LLC under this prospectus. The agreement under which the series C-1 preferred stock was issued also requires us to use our best efforts to keep the registration statement effective until all of the registered shares have been resold or can be sold immediately without compliance with the registration requirements of the Securities Act of 1933 under Rule 144.

     Series C-2 Preferred Convertible Stock. The February 28, 2001 agreement under which we issued the series C-1 convertible preferred stock and the accompanying warrant to Castle Creek Technology Partners LLC requires Castle Creek Technology Partners LLC to purchase, and us to sell, up to 2,500 shares of series C-2 convertible preferred stock and an accompanying series C-2 warrant representing the right to purchase additional shares of common stock equal to 20% of the shares issuable upon the conversion of the series C-2 preferred stock if:

     . The registration statement which includes this prospectus has been declared effective by the Securities and Exchange Commission and has been effective for 15 days;
     .    Our common stock continues to be listed on the Nasdaq National Market;
     . Our average market capitalization for the three trading days immediately preceding the closing of the sale of these securities is at least $32,300,000, adjusted for any increase or decrease in the number of our outstanding shares of common stock;
     . Our representations and warranties in the February 28, 2001 agreement with Castle Creek Technology Partners LLC are true and correct in all material respects at the time of the closing; and

     . There has been no material adverse change in our business, financial condition, properties, prospects or results of operations.

     The purchase price of the series C-2 convertible preferred stock and accompanying warrant is $2,500,000. The series C-2 shares are convertible into common stock at a price equal to the least of:

     . 80% of the average market price for our common stock for the three trading days immediately preceding the issuance of the stock;
     . 80% of the closing bid price for the common stock on the day immediately preceding the issuance of the preferred stock; and
     .    $7.50.

     At the time the series C-2 convertible preferred stock is issued, the maximum number of shares of common stock issuable upon conversion of this preferred stock will be 1,000,000 shares, and a maximum of 200,000 shares will be issuable upon exercise of the accompanying warrant.

     The series C-2 convertible preferred stock will not bear dividends and will not entitle the holder to any voting rights except as required by Colorado law. The following is a summary of the material terms of the series C-1 convertible preferred stock.

     . Conversion. The preferred stock is convertible into common stock unless the conversion would result in the selling shareholder being a beneficial owner of more than 4.99% of our common stock. The conversion price is subject to the formula described in the preceding paragraph.

          The conversion price is also subject to anti-dilution protection if we issue our common stock at prices less than the conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. If the conversion price is reduced, we may be required to record a charge to income.

     . Redemption. The holder of the preferred stock has the right to require us to redeem its shares of preferred stock if we:

     . do not have a sufficient number of shares of our common stock available for the conversion of the preferred stock for any reason;
     . fail in any material respect to comply with the terms of the preferred stock or the purchase agreement under which the preferred stock was sold; of
     . our common stock ceases to be quoted on the Nasdaq Stock Market because of any willful action or failure on our part.

          The redemption price would be equal to the greater of $1,250 per share of preferred stock or the market value of the preferred stock based on the then market value for our common stock.

     . Liquidation Preference. If we liquidate, dissolve or wind-up our business, whether voluntary or otherwise, after we pay our debts and other liabilities, the holder of the preferred stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share.


We were required under the February 28, 2001 agreement with Castle Creek Technology Partners LLC to register the maximum number of shares of common stock issuable upon the conversion of the series C-2 convertible preferred stock and the exercise of the accompanying warrant as a condition of Castle Creek Technology Partners LLC's obligation to purchase the series C-2 securities. Based on the position of the staff of the Securities and Exchange Commission that the shares of common stock issuable upon conversion of the series C-2 preferred stock and exercise of the series C-2 warrant could not be included in the registration statement which includes this prospectus until the series C-2 securities had been issued, these shares of common stock are not part of this prospectus. This agreement has been amended to eliminate this condition to Castle Creek Technology Partners

LLC's obligation to purchase these series C-2 securities. We have agreed to register with the Securities and Exchange Commission the shares of common stock issuable upon the conversion and exercise of the series C-2 securities after the series C-2 securities have been issued.


10% Convertible Promissory Notes

     On August 25, 1999, we issued to Castle Creek Technology Partners LLC a three-year 10% convertible promissory note in the amount of $5,000,000. On December 18, 1999, the terms of the promissory note were amended and we issued to Castle Creek Technology Partners LLC a warrant to purchase 136,519 shares of common stock, and this warrant was adjusted by its own terms in February 2001 resulting in an additional 13,597 shares being covered by the warrant. On February 18, 2000, one-half of the principal amount of the note was converted into 248,262 shares of common stock at a conversion price of $10.07 per share. During 2000, an aggregate of $164,110 principal amount of similar 10% convertible notes were issued to pay interest on the note. In July 2001, Castle Creek converted a portion of the 10% convertible notes into 42,652 shares of our common stock. As of October 31, 2001, we had a total of $1,932,193 principal amount of the 10% convertible notes outstanding. For the period from July 1, 2001 through the maturity date of the notes, August 25, 2002, additional interest will accrue in the amount of $227,207 assuming the interest is paid in additional notes. If paid in cash, the interest will be lower due to the absence of compounding. Upon the issuance of additional convertible promissory notes to pay this interest, an additional 90,833 shares of common stock would be issuable upon conversion of the notes. We are required under the February 28, 2001 agreement with Castle Creek Technologies Partners LLC to register any shares of common stock that are issued upon conversion of these notes. The following is a summary of the material terms of the promissory notes.

     Conversion Price. The convertible promissory notes are convertible into shares of common stock at a conversion price of $2.50 per share.

     Redemption. We can prepay the promissory notes at any time, if the closing bid price for our common stock for 20 consecutive trading days is at least 200% of the conversion price then in effect. The redemption price would equal 115% of the face amount of the convertible notes, plus accrued and unpaid interest.

     Interest. The promissory notes bear interest at an annual rate of 10%. The holder has the option to elect to receive interest payments in the form of cash, common stock or a promissory note. If the market value of our common stock is above $2.50, the issuance of notes to pay interest would result in an effective interest rate of more than 10%.

Warrant Issued with Series B Convertible Preferred Stock

     Castle Creek Technology Partners LLC owns a five-year warrant to purchase 171,875 shares of our common stock, which was issued on February 18, 2000. A similar warrant was issued to a second investor as part of its purchase of series B convertible preferred stock. The exercise price for the warrants is currently $3.75374 per share. During the first three years of the warrant, the exercise price is subject to adjustment at the end of each ninety-day period following the issuance of the warrants. During this period, the exercise price at the end of each ninety-day period will be adjusted if the market price for our common stock is less than the exercise price for the warrants, so that the exercise price will equal the market price for our common stock. The exercise price for the warrant is also subject to anti-dilution protection if we issue our common stock at prices less than the exercise price for the warrants and for stock splits, stock dividends and other similar transactions. If the warrant price is reset, we may record additional charges to income. The warrants may be subject to early expiration after an underwritten public offering or one year if the market price for our common stock exceeds $40.81.

Warrant Issued with Series C-1 Convertible Preferred Stock

     Castle Creek Technology Partners LLC received a three-year warrant to purchase up to 500,000 shares of our common stock, which was issued on February 28, 2001. The exercise price for the warrant is $3.75 per share. The warrant may be subject to early expiration after 180 days if the market price for our common stock exceeds

$7.50 for 10 consecutive trading days. The exercise price for the warrant is subject to anti-dilution protection for stock splits, stock dividends and other similar transactions

Warrant Issued with Convertible Notes

     In December 1999 we issued Castle Creek Technology Partners LLC a five-year warrant to purchase 136,519 shares of our common stock as part of an amendment of the terms of the 10% convertible promissory notes, and this warrant was adjusted by its own terms in February 2001 resulting in an additional 13,597 shares being covered by the warrant. The exercise price for the warrant is $9.33431 per share. The warrant is subject to anti-dilution protection if we issue our common stock at prices less than the exercise prices for the warrant or the then current price for our common stock and for stock splits, stock dividends and other similar transactions.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also obtain copies of this material from the SEC's Internet site located at http://www.sec.gov.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, file no. 0-28462:


     . Our annual report on Form 10-KSB for the year ended December 31, 2000, filed on April 2, 2001 and amended on August 24, 2001.



     . Our quarterly report on Form 10-QSB for the quarter ended September 30, 2001, filed on November 14, 2001.


     . Our quarterly report on Form 10-QSB for the quarter ended June 30, 2001, filed on August 20, 2001 and amended on October 31, 2001.


     . Our quarterly report on Form 10-QSB for the quarter ended March 31, 2001, filed on May 16, 2001 and amended on August 20, 2001.


     . Our definitive proxy statement for the 2001 annual meeting of shareholders filed on April 18, 2000.
     . The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 22, 1996.

     .    Our current report on Form 8-K filed on November 29, 2001.


     .    Our current report on Form 8-K filed November 1, 2001.


     .    Our current report on Form 8-K filed August 1, 2001.


     .    Our current report on Form 8-K filed May 10, 2001.


     .    Our current report on Form 8-K filed March 1, 2001.



     Besides the filings listed above, all other filings filed by us with the SEC under the Securities Exchange Act of 1934 after the date of the registration statement filed on November 29, 2001 and before the effectiveness of the registration statement will be incorporated by reference into this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

          Shareholder Services
          Webb Interactive Services, Inc.
          1899 Wynkoop
          Suite 600
          Denver, Colorado 80202
          (303) 308-3227

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. Castle Creek Technology Partners LLC will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

                                 LEGAL MATTERS

     Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, has issued an opinion about the legality of the shares registered by this prospectus. Lindley S. Branson, a principal of Gray, Plant, Mooty, Mooty & Bennett, P.A., serves as our executive vice president, general counsel and as a director. Mr. Branson holds 25,000 shares of our common stock, and options to purchase an additional 744,813 shares.

                                    EXPERTS

     We have incorporated by reference in this prospectus our audited financial statements as of December 31, 1999 and 2000 and for each of the two years in the period ended December 31, 2000 along with Arthur Andersen LLP's audit report on these financial statements. Arthur Andersen LLP issued the report as independent accountants and as experts in auditing and accounting. Reference is made to the report, which includes an explanatory paragraph regarding the uncertainty about our ability to continue as a going concern as discussed in note 1 to the financial statements.

                                INDEMNIFICATION

     Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding against judgments, penalties, fines, settlements and reasonable expenses if specified standards are met. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is unenforceable.

     Our articles of incorporation also limit the liability of our directors to the fullest extent permitted by the Colorado law. Specifically, our articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

     .    Any breach of the duty of loyalty to us or our shareholders;
     . Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
     . Dividends or other distributions of corporate assets that are in contravention of specified statutory or contractual restrictions;
     .    Violations of specified laws; or
     . Any transaction from which the director derives an improper personal benefit.

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the securities offered by this prospectus by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that information contained in this prospectus is correct as of any time after the date of this prospectus.

                               ________________

                               TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Webb Interactive Services, Inc..............................................   2
Recent Developments.........................................................   2
Risk Factors................................................................   2
Parent-Only Financial Information...........................................   6
Special Note About Forward-Looking Statements...............................  10
Use of Proceeds.............................................................  10
Selling Shareholder.........................................................  11
Plan of Distribution........................................................  13
Description of Securities...................................................  14
Where You Can Find More Information.........................................  19
Legal Matters...............................................................  20
Experts.....................................................................  20
Indemnification.............................................................  20


                               WEBB INTERACTIVE
                               SERVICES, INC.






                               ________________


                                  PROSPECTUS

                               ________________



                               __________, 2001


======================================    ======================================

======================================    ======================================

======================================    ======================================

                                    PART II
                 INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth our various expenses in connection with the sale and distribution of the shares being registered pursuant to this Form S-3 registration statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the Nasdaq listing fee. We will pay all of such expenses.

               Securities and Exchange Commission fee            $ 2,260.55
               Accounting fees and expenses                       20,000.00
               Legal fees and expenses                            25,000.00
               Printing, Mailing                                   5,000.00
               Transfer Agent fees                                   500.00
               Miscellaneous                                       2,239.45
                                                                 ----------
                       TOTAL                                     $55,000.00
                                                                 ==========

Item 15.  Indemnification of Directors and Officers


     Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of Webb against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if the person conducted himself or herself in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Colorado law. Specifically, the articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

     .  any breach of the duty of loyalty to us or our shareholders;
     . acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
     . dividends or other distributions of corporate assets that are in contravention of statutory or contractual restrictions; or
     . any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by the articles of incorporation.

Item 16.  Exhibits

     3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)
     3.2     Bylaws of Webb Interactive Services, Inc. (2)
     4.1 Specimen form of Webb Interactive Services, Inc. common stock certificate (3)
     5.1     Opinion of Counsel*
    10.1 Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC, including the Form of Warrant and Registration Rights Agreement (4)
    10.2 Promissory note dated August 25, 1999 issued by Webb to the Castle Creek Technology Partners LLC (4)
    10.3 Amendment dated December 18, 1999 to Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC (5)

    10.4 First Amendment dated December 18, 1999 to Promissory Note dated August 25, 1999 issued by Webb to Castle Creek Technology Partners LLC (5)
    10.5 Stock Purchase Warrant dated August 25, 1999, as amended, December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC
             (5)
    10.6 Stock Purchase Warrant dated December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC (5)
    10.7 Securities Purchase Agreement dated as of December 31, 1999, between Webb, Marshall Capital Management, Inc. and Castle Creek Technology Partners LLC. Included as exhibits thereto are the form of Warrant and the Registration Rights Agreement (6)
    10.8 Letter Agreement dated as of September 14, 2000 between Webb and Castle Creek. (7)
    10.9 Articles of Amendment setting forth the terms of the series B-2 convertible preferred stock (8)
    10.10 Exchange Agreement dated as of September 14, 2000, between Webb and Castle Creek (8)
    10.11 Securities Purchase Agreement dated as of February 28, 2001, between Webb and Castle Creek Technology Partners LLC. Included as exhibits thereto are the Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock, the form of Series C-1 Warrant and the Registration Rights Agreement (9)
    10.12 Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock (9)
    10.13 Amendment Agreement dated as of July 10, 2001 between Webb and Castle Creek Technology Partners LLC (10)
    10.14 Asset Purchase Agreement dated as of October 16, 2001 between Webb and Nextron Communications, Inc. (11)
    10.15 License Agreement dated as of October 16, 2001 between Webb and Nextron Communications, Inc. (11)
    23.1     Consent of Arthur Andersen LLP*

_______________
*     Filed herewith
(1) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.
(5) Filed with Amendment 2 to the Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(6) Filed with the current report on Form 8-K, filed January 5, 2000, Commission File No. 000-28462.
(7) Filed with the current report on Form 8-K, filed September 19, 2000, Commission File No. 000-28462.
(8) Filed with the current report on Form 8-K/A, filed September 27, 2000, Commission File No. 000-28462.
(9) Filed with the current report on Form 8-K, filed March 1, 2001, Commission File No. 000-28462.
(10) Filed with Amendment No. 3 to the Registration Statement on Form S-3/A, filed July 10, 2001, Commission File No. 333-57422.
(11) Filed with the current report on Form 8-K, filed November 1, 2001, Commission File No. 000-28462.

Item 17.  Undertakings

      A.       The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement.
                        Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant as discussed above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, State of Colorado, on November 29, 2001.



                              WEBB INTERACTIVE SERVICES, INC.


                              By: /s/ William R. Cullen
                                 -----------------------------------------------
                                  William R. Cullen, Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below on the 29th day of November, 2001, by the following persons in the capacities indicated:



/s/ William R. Cullen
-----------------------------------------------------
William R. Cullen
(President, Chief Executive Officer, Chief Financial Officer
and a Director)

/s/ Stuart J. Lucko
-----------------------------------------------------
Stuart J. Lucko
(Chief Accounting Officer)

/s/ Lindley S. Branson
-----------------------------------------------------
Lindley S. Branson
(Director)

/s/ Robert J. Lewis
by Lindley S. Branson attorney-in-fact
-----------------------------------------------------
Robert J. Lewis
(Director)

/s/ Richard C. Jennewine
by Lindley S. Branson attorney-in-fact
-----------------------------------------------------
Richard C. Jennewine
(Director)

/s/ Timothy O'Reilly
by Lindley S. Branson attorney-in-fact
-----------------------------------------------------
Timothy O'Reilly
(Director)

                        Webb Interactive Services, Inc.
                                   Form S-3
                               Index to Exhibits

     3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)
     3.2    Bylaws of Webb Interactive Services, Inc. (2)
     4.1 Specimen form of Webb Interactive Services, Inc. common stock certificate (3)
     5.1    Opinion of Counsel*
     10.1 Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC, including the Form of Warrant and Registration Rights Agreement (4)
     10.2 Promissory note dated August 25, 1999 issued by Webb to the Castle Creek Technology Partners LLC (4)
     10.3 Amendment dated December 18, 1999 to Securities Purchase Agreement dated August 25, 1999 between Webb and the Castle Creek Technology Partners LLC (5)
     10.4 First Amendment dated December 18, 1999 to Promissory Note dated August 25, 1999 issued by Webb to Castle Creek Technology Partners LLC (5)
     10.5 Stock Purchase Warrant dated August 25, 1999, as amended, December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC (5)
     10.6 Stock Purchase Warrant dated December 18, 1999, issued by Webb to Castle Creek Technology Partners LLC (5)
     10.7 Securities Purchase Agreement dated as of December 31, 1999, between Webb, Marshall Capital Management, Inc. and Castle Creek Technology Partners LLC. Included as exhibits thereto are the form of Warrant and the Registration Rights Agreement (6)
     10.8 Letter Agreement dated as of September 14, 2000 between Webb and Castle Creek. (7)
     10.9 Articles of Amendment setting forth the terms of the series B-2 convertible preferred stock (8)
     10.10 Exchange Agreement dated as of September 14, 2000, between Webb and Castle Creek (8)
     10.11 Securities Purchase Agreement dated as of February 28, 2001, between Webb and Castle Creek Technology Partners LLC. Included as exhibits thereto are the Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock, the form of Series C-1 Warrant and the Registration Rights Agreement (9)
     10.12 Articles of Amendment setting forth the terms of the Series C-1 Convertible Preferred Stock (9)
     10.13 Amendment Agreement dated as of July 10, 2001 between Webb and Castle Creek Technology Partners LLC (10)
     10.14 Asset Purchase Agreement dated as of October 16, 2001 between Webb and Nextron Communications, Inc. (11)
     10.15 License Agreement dated as of October 16, 2001 between Webb and Nextron Communications, Inc. (11)
     23.1   Consent of Arthur Andersen LLP*

_____________________
*    Filed herewith
(1) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.
(5) Filed with Amendment 2 to the Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(6) Filed with the current report on Form 8-K, filed January 5, 2000, Commission File No. 000-28462.
(7) Filed with the current report on Form 8-K, filed September 19, 2000, Commission File No. 000-28462.
(8) Filed with the current report on Form 8-K/A, filed September 27, 2000, Commission File No. 000-28462.
(9) Filed with the current report on Form 8-K, filed March 1, 2001, Commission File No. 000-28462.
(10) Filed with Amendment No. 3 to the Registration Statement on Form S-3/A, filed July 10, 2001, Commission File No. 333-57422.
(11) Filed with the current report on Form 8-K, filed November 1, 2001, Commission File No. 000-28462.